May 3, 2011

Sarah Cogan
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Re: ClearBridge Energy MLP Opportunity Fund Inc.
          File Nos. 333-173338; 811-22546

Dear Ms. Cogan:

        We have reviewed the registration statement on Form N-2 for ClearBridge Energy MLP Opportunity Fund Inc. (the "Fund"), filed with the Commission on April 6, 2011. The registration statement offers Common Stock of the Fund. Based on our review of the registration statements, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

PROSPECTUS

Cover Page

1.   The second sentence of the paragraph entitled "Portfolio contents" states that "For purposes of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to public and private MLPs in the form of . . . [among other things] securities that are derivatives of interests in MLPs, including I-Shares, and debt securities of MLPs." Do these derivatives have economic characteristics similar to MLPs?

Prospectus Summary

Who May Want to Invest (Page 2)

2.   In the second to last paragraph, clarify that "return of capital" is a return of a shareholder's initial investment rather than a distribution of the company's earnings and profits and that the lower basis as a result of a distribution of return of capital will have the consequence of subjecting the shareholder to higher taxes in the future when selling the Fund's shares (even possibly if the shareholder loses money on the sale).

Investment Strategies (Page 2)

3.   The third to last sentence of the first paragraph states that the term "Borrowings" is defined below. State where this term is defined (i.e., under "Leverage") or define in this paragraph.

Special Risk Considerations (Page 18)

4.   Under "Catastrophic Event Risk", consider whether the disclosure should also include risks relating to the BP gulf crises?

Summary of Fund Expenses (Pages 32-33)

5.   In the "Stockholder Transaction Expenses" table, delete the line item for "Offering Expenses of Borrowings Borne by the Fund's Common Stockholders". It is 0% and the Fund states that it expects that it will not use borrowing that would incur expenses.

6.   In the "Annual Expenses" table, since the Fund is a "C" Corporation for federal income tax purposes, add a line item for taxes once the Fund has operations. We also believe that footnote (6) should be deleted from the table, since the Fund has stated that it intends to borrow. If the footnote is included, use a smaller font and indent the table in the footnote to differentiate it from the actual fee table.

7.   Since the fund intends to use leverage, in footnote (1) to the Example, delete the sentence stating that "In the event that the Fund does not utilize any leverage, an investor would pay the following expenses based on the assumptions in the example: one year, $; three years, $; five years, $; and ten years, $."

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund (Page 25)

8.   We will want to see completed information for all directors when complete.

We note, moreover, that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6773.

Sincerely,

Kieran G. Brown
Senior Counsel